United States securities and exchange commission logo





                               June 11, 2021

       Vladimir Tenev
       Chief Executive Officer
       Robinhood Markets, Inc.
       85 Willow Road
       Menlo Park, CA 94025

                                                        Re: Robinhood Markets,
Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 28,
2021
                                                            CIK No. 0001783879

       Dear Mr. Tenev:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise indicated, references to prior comments refer to our May 21, 2021 letter.

       Amended Draft Registration Statement submitted May 28, 2021

       General

   1. We note your revised disclosures and response to comment 3. Please revise and provide us with additional
information, as requested, addressing the following:
                                                            reconcile your
assertion that users are not customers with the disclosures throughout your draft
registration statement that identifies users as customers. If your assertion is correct, it appears
your draft registration statement may require revision to clarify that users are not
customers;
                                                            provide a more
fulsome evaluation and accounting analysis supporting your assertion
 Vladimir Tenev
FirstName
RobinhoodLastNameVladimir Tenev
           Markets, Inc.
Comapany
June       NameRobinhood Markets, Inc.
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
              that users are not customers, your analysis should include, but not be limited to, the following:
                o   identifying any explicit and implied promises Robinhood
makes in its user
                    agreements or business practices to deliver goods or services to users. For example, we note an explicit reference to Robinhood acting
as the users    agent
                    for purposes of carrying out users    instructions as well
as providing the platform
                    and investment tools, custody, clearance and settlement. This is also referenced in Section 4d of the Robinhood crypto user agreement in regard to filling customer orders. If implied promises differ by user agreement because of applicable law or business practice, please separately identify them; and
                o   explain in your evaluation whether "consideration" exists.
For example, how
                    did you contemplate whether the rebate and pass-through fees disclosed in the
                    Robinhood crypto user agreement constituted consideration for services provided to users.
                tell us whether the referral service received is a distinct service, as defined in ASC
              606, and whether the fair value of the service can be reasonably estimated;
                tell us and revise your disclosure to clarify the obligation you incur to the referring
              customer upon a referred customer fulfilling the specified conditions of a promotion, including whether it is a fixed monetary amount. Consider providing a representative example of a promotion that illustrates the obligation you incur and the conditions precedent to it; and
                explain why gains and losses on ownership interests that occur prior to a reward
              being earned and assigned represent operating rather than nonoperating gains and losses. As part of your response, tell us the various classifications you considered and rejected and the reasons why there are analogies you relied upon to support your conclusion. In addition, tell us the frequency with which your inventory of ownership interests turns.
2. We continue to evaluate your response to comment 26 and we may have further comments.
Cryptocurrency, page 191

3. Please refer to your response to comment 11. Please make a conforming revision to the cross-reference to the risk factor in the first full paragraph on page 192.
        You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West,
Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-
Advisor, at (202) 551-3217 or Sandra Hunter Berkheimer, Legal Branch Chief, at
(202) 551-
3758 with any other questions.



                                                                Sincerely,
 Vladimir Tenev
Robinhood Markets, Inc.
June 11, 2021
Page 3

FirstName LastNameVladimir Tenev
                                       Division of Corporation Finance
Comapany NameRobinhood Markets, Inc.
                                       Office of Finance
June 11, 2021 Page 3
cc:       D. Scott Bennett
FirstName LastName